ITEM 77.H Changes in Control of Registrant

(b) If any person has ceased to be a controlling person of the Registrant, give the name of the person, the date and a brief description of the transaction or transactions by which the person ceased to have control.

Pursuant to action taken by the Trustee of The DLB Fund Group, the DLB International Fund was terminated April 30, 2004. Consequently, all holdings by shareholders of the Fund were brought to 0% by the end of the six-month reporting period of this N-SAR ended April 30, 2004, including these former controlling persons: Massachusetts Mutual Life Insurance Company, Plymouth County Retirement Plan and J.P. Morgan Chase.